

Mail Stop 3561

October 16, 2009

Via U.S. Mail and Facsimile to (248) 489-9495

Mr. Thomas W. Itin
Chief Executive Officer
LBO Capital Corp.
23399 Commerce Dr., Ste B-1
Farmington Hills, Michigan 48335

> **Re: LBO Capital Corporation**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q/A (No. 2) for the Fiscal Quarter Ended September 30, 2008**
> **Response Letter Dated August 28, 2009**
> **File No. 033-19107**

Dear Mr. Itin:

　　We have reviewed your filings and response and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 1. Financial Statements

1.   We note your response to comment 3 of our letter dated August 18, 2009. As noted in paragraph 113 of SFAS 140, in some jurisdictions, transfers with recourse may not place transferred assets beyond the reach of the transferor and its creditors, but transfers with limited recourse may. Please confirm to us that you have obtained a true sale legal opinion as evidence that receivables sold to Capital Partners, LLC have been legally isolated in accordance with paragraph 9(a) of SFAS 140.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

2.   Item 303(a)(1) of Regulation S-K requires identification of any known events or uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in liquidity. Please revise to describe in further detail the issues that Green Tech has with HUD and the environmental issues in the facility and the impact the issues will have on your results of operations and cash flows. In addition, tell us whether you will be obligated to remediate any of the environmental issues.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Item 1. Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 6. Intangible Assets, Net

3.   We note your response to comment 12 in our letter dated August 18, 2009. Please describe to us the costs that comprise the $300,000 cost of goods sold for the three months ended March 31, 2009, and tell us how they relate to your license and royalty agreements, if at all.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

4.   We note in the second paragraph under liquidity and capital resources that your customers have had difficulties in providing you with the necessary funds on a timely basis as promised. We further note that you recognized revenues of $701,375 during the six months ended June 30, 2009. Please tell us how you determined that collection was reasonably assured prior to the recognition of revenue pursuant to SAB Topic 13:A.1.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management Discussion and Analysis or Plan of Operations

Contractual Obligations

5.   We note from your response to comment 12 of our letter dated August 18, 2009, that the first minimum royalty payment of 100,000 British Pounds will be due at the end of calendar year 2009, and the royalty payment increases to 250,000 British Pounds for 2010 and thereafter. Please revise your table to reflect all contractual obligations, including your future minimum royalty payment obligations, to provide investors with an understanding of the timing and amount of your significant contractual obligations. Also revise the contractual obligations in your March 31, 2009 and June 30, 2009 Forms 10-Q accordingly. You may refer to Item 303(a)(5) of Regulation S-K for additional guidance.

Notes to Consolidated Financial Statements

Note 2. Acquisitions

6.   We note in the third and fourth paragraphs under Note 1 that ADCI and GTI, respectively, were development stage entities at the time you acquired them. EITF 98-3 establishes that if the transferred set of activities and assets is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business. Please tell us how you applied the guidance within EITF 98-3 in accounting for the purchases in light of your disclosure that ADCI and GTI were development stage entities. To the extent that you believe ADCI and GTI represented businesses within the definitions established by EITF 98-3, please provide us with an analysis that supports your belief and also provide us with your analysis that supports your allocation of the purchase price and an explanation of what the goodwill represents. Otherwise, explain to us how you intend to revise your financial statements to allocate the consideration rendered.

Refer to footnote 4 and paragraphs 4-7 and B102 to B106 of SFAS 141 for additional guidance.

Note 6. Intangible Assets, Net

7.   We note from your response to comment 12 of our letter dated August 18, 2009, that you are amortizing the intangible assets related to licenses obtained in your acquisitions of ADCI and GTI over the term of the respective licensed technologies. Please tell us how considered the impact of advancements in technology in determining that the technological life of the licensed technologies are longer than the term of the agreements. In addition, tell us how the method of amortization reflects the pattern in which you consume the economic benefits of the licensed technologies. Refer to paragraphs 11 and 12 of SFAS 142 for additional guidance.

Form 10-Q/A (Amendment No. 2) for the Fiscal Quarter Ended September 30, 2008

Explanatory Note

8.   We note your response to comment 13 in our letter dated August 18, 2009 and the proposed Item 4.02 Form 8-K disclosures attached as exhibit 1 to your response. Please file the Item 4.02 Form 8-K as proposed, and further amend your September 30, 2008 Form 10-Q to include all of the disclosures required by paragraph 25-26 of SFAS 154.

*   *   *   *

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services